October 16, 2014

United States Securities and Exchange Commission

Attention: Mr. William Schroder

Washington, DC 20549

Dear Mr. Schroder:

We thank you for your comment letter dated October 6, 2014 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2013

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

1.	We note your response to comments 1 and 3 of our letter dated July 25, 2014. We note your disclosure on page F-10 that you use the pool method described in ASC 310-30-15-6 to account for these acquired receivable and that income recognition is based on the static pool(s) and not individual loans. Your policy is to prospectively adjust the internal rate of return (“IRR”) of a pool when there are significant increases in actual or expected future cash flow and record impairment or write-down of the pool when there are decreases in expected cash flows or collection estimates are not received. However, Exhibit 3 of your response shows several significant shows several significant differences between estimated collections and actual collections where the IRR was not adjusted or impairment recorded. For example, during the first quarter of 2013 your actual collections for Portfolio 19 was 112% more than estimated and continued to be significantly higher until fourth quarter when the estimate went to $0. In addition, you clearly state on page on page F-11 that no accretable yield adjustments were recorded in the fiscal year ended September 30, 2013. Portfolio 27 is an example of where the actual collections were significantly less in every quarter of Fiscal 2013, for a total shortfall of $0.24 million or 6% of income before tax, but no impairment was ever recorded.

With reference to Portfolio 19 – the results to which you refer are the results for this portfolio for the quarterly period ended December 31, 2012. Our method to measure if an impairment or accretable yield adjustment is required is performed from inception date. From inception date (in this case November 2006) through the first quarter ended December 31, 2012, total collections were $16,708,000 as compared to the inception date forecasted collections of $16,528,000 – actual collections were higher than forecasted collections by 1.1%. No adjustment was required. This variance was well within our company policy.

With regard to Portfolio 27 - ASC 310-30-15-6 states: For purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool. Portfolio 27 is a portfolio that was purchased in the fourth quarter of fiscal year 2007 along with three other portfolios of which Portfolios 30 and 31 were a part. The fourth portfolio had gone zero basis prior to the time period included in this analysis on Exhibit 3, of our July 31, 2014 letter to the SEC. These four portfolios were included in the aggregation grouping for portfolio accounting analysis because of their common risk characteristics (i.e. charged off credit card receivables). Aggregating the actual collections and comparing these to the associated aggregated estimated collections did not yield a result to record an impairment based on our policy and US GAAP was consistently applied since October 1, 2006.

The following is a summary of the results of our detailed analysis performed from inception or purchase date, of the aggregated group of portfolios which includes Portfolio 27 and Portfolios 30, 31 and the fourth portfolio which became zero basis prior to the analysis period but is included in the aggregated group for analysis purposes:

First Quarter Fiscal Year 2013, the weighted average difference of the inception to date actual collections as compared to estimated collections was lower by 6.2%.

Second Quarter Fiscal Year 2013, the weighted average difference of the inception to date actual collections as compared to the estimated collections was lower by 6.4%.

Third Quarter Fiscal Year 2013, the weighted average difference of the inception to date actual collections as compared to the estimated collections was lower by 5.1%.

Fourth Quarter Fiscal Year 2013, the weighted average difference of the inception to date actual collections as compared to the estimated collections was lower by 7.4%.

An adjustment was not recorded on this aggregated portfolio, as the variance fell within the guidelines of our company policy, which the company believes is consistent with US GAAP. The company does not believe this variance is indicative of a change in the probability the collections are materially different from the total estimated collections for this aggregated portfolio.

Based on the information provided in Exhibit 3, it does not appear that the interest income and impairment recognized on the interest method portfolio in Fiscal 2013 was in accordance with your interest income recognition policy described in your Form 10-K and ASC 310-30. For each period presented, please explain how you determined that the departure from your policy and US GAAP did not represent a material error. Provide a SEC Staff Accounting Bulletin No. 99 materiality analysis that considers both “quantitative” and “qualitative” factors. Examples of such factors include whether the misstatement concerns a portion of your business that has been identified as playing a significant role in your operations or profitability and quantitative impact to key metrics or individual line items of your financial statements including total revenues, income before income tax expense, earnings per share, etc.

As we have demonstrated here and in prior correspondence, once a portfolio has been purchased, generally, the Company has accounted for the portfolio on the interest method of accounting. With over 50 years of experience in the receivables management industry the Company has been successful in establishing cash flow estimates for this particular specialized asset class. The facts and circumstances surrounding this particular asset class support the use of the interest method in applying US GAAP. Section ASC 310-30-35-3 states: Recognition of income under this Subtopic is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. Subsequent to acquisition, this Subtopic does not prohibit placing loans on nonaccrual status, including use of the cost recovery method or cash basis method of income recognition, when appropriate.

From the purchase date of the portfolio, the Company continuously monitors the performance of all portfolios and measures such performance against the cash flow estimates established at the purchase date with consideration given to whether the probability of the actual cash flows will be significantly greater than or less than the estimated cash flows. Section ASC 310-30-35-10 states: An investor shall continue to estimate cash flows expected to be collected over the life of the loan. If, upon subsequent evaluation:

a.	Based on current information and events, it is probable that the investor is unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition (in accordance with [b][2]), this condition is met. The loan shall be considered impaired for purposes of applying the measurement and other provisions of Topic 450: or, if applicable, this Topic. For purposes of applying paragraphs 310-10-35-10 through 35-11 : to a loan within the scope of this Subtopic, the phrase all amounts due according to the contractual terms shall be read all cash flows originally expected to be collected by the investor plus any additional cash flows expected to be collected arising from changes in estimate after acquisition.

b.	Based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected, the investor shall:

1. Reduce any remaining valuation allowance (or allowance for loan losses) for the loan established after its acquisition for the increase in the present value of cash flows expected to be collected

2. Recalculate the amount of accretable yield for the loan as the excess of the revised cash flows expected to be collected over the sum of the initial investment less cash collected less write-downs plus amount of yield accreted to date.

Due to the facts and circumstances of this specialized asset class, the fact pattern of the actual collections is not established immediately and as such not reasonably possible to identify the nature of the differences between the actual and estimated cash flow. For example, the management process of charged off consumer receivable takes time to establish the method of collection. It takes time to determine to keep an account in-house, or out-source the account. If the account is out-sourced, the assignment to a collection agency or a legal network must be established. It may take several months to identify and finalize judgments and liens. This process may take up to six months to establish the correct collection action process and then time to determine how the portfolio performs.

However, if events and circumstances came to our attention causing management to believe any differences in actual versus expected cash flows required an adjustment to; those adjustments to yield would be made immediately. Generally, it has not been the case to make adjustments within the first year of ownership of the portfolios. In fact, our collection fact pattern has shown, on average, an action to adjust the estimate established for the portfolio was not required to be recorded for at least 800 days after the acquisition of the portfolio. In other words, no event affected our portfolios so significantly that indicated we should have taken any action to make adjustments within the first 12 months of ownership of the portfolio. In order to support this assertion management has prepared a “Day 2”analysis of the 93 portfolios on the effective yield method as of June 30, 2014. This Day 2 analysis identifies from the date of purchase on a portfolio by portfolio basis when facts and circumstances first indicated a change in the effective yield. On average, no accretable yield adjustments or impairments were required to be recorded for 800 days.

Given we established a 5 year or 7 year life to the cash flows of this specialized asset class the facts and circumstances surrounding this specialized asset class clearly indicate we have properly and timely applied US GAAP in accounting for our consumer receivables acquired for liquidation.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer